SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated April 26th, 2005 announcing Registrant’s first quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: April 26th, 2005

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM RETURNS TO PROFITABILITY IN THE 1st QUARTER OF 2005

– Revenues Reach $2.3M; Success of Design Win Business Model Delivers 5th Straight Quarter of Revenue Growth –

– Net Profit of $150K, First Net Profit In 4 Years –

        KFAR SAVA, Israel – April 26, 2005 – Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the three months ended March 31, 2005.

        Revenues for the first quarter of 2005 were $2,280,000, an increase of 169% compared to $848,000 for the first quarter of 2004. These are the Company’s highest revenues since the fourth quarter of 2000 and represent 44% sequential growth over the sales for the fourth quarter of 2004. Net income for the quarter was $150,000, or $0.035 fully diluted per share, representing the Company’s return to profitability after four years of losses. This compared with a net loss of ($402,000), or ($0.096) fully diluted per share, for the first quarter of 2004.

        Commenting on the results, Shaike Orbach, President and CEO, said, “The first quarter was one of the strongest on record for Silicom. The combination of our strongest revenues in four years, strong sales of server/security networking products and an efficient cost structure has enabled us to return to profitability ahead of schedule.

        “These results are a testament to the success of our Design Win business model and the growing momentum of our business, with demand rising steadily for both our flagship products – the high performance multi-port Gigabit Ethernet server adapters, and multi-port BYPASS adapters for security appliances and other mission-critical gateway applications. The 20+ Design Wins secured in 2003 and 2004 are now generating a continuous stream of orders for our products. At the same time, we continue to secure new Design Wins from the full range of market players, especially security appliance manufacturers. Our win rate confirms the need for — and value proposition of — our products.

        Mr. Orbach concluded, “Indications from our customers lead us to believe we will continue to receive a stream of purchase orders for our innovative server and security appliances networking product lines in the future. With more than 100 additional companies worldwide engaged at various stages of testing and evaluating our products and solutions, we are working to achieve additional Design Wins, and to support our customers with innovative customized solutions.”

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Shaike Orbach, President & CEO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: shaike@silicom.co.il

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated
Summary of Results

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended March 31, (Unaudited)
	2005	2004

Sales	$2,280	$848
Cost of sales	1,375	545

Gross profit	905	303

Research and development costs, gross	404	407
Less - royalty bearing participations	(36)	(28)

Research and development costs, net	368	379

Selling and marketing expenses	234	186
General and administrative	157	147

	759	712

Operating Income (Loss)	146	(409)

Financial Income, net	4	7

Net Income (loss)	$150	$(402)

Basic income (loss) per share	$0.036	$(0.096)

Weighted average number of shares outstanding - Basic
EPS (in thousands)	4,200	4,193

Diluted income (loss) per share	$0.035	$(0.096)

Weighted average number of shares outstanding - Diluted
EPS (in thousands)	4,254	4,193

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	March 31, 2005 (Unaudited)	December 31, 2004 (Unaudited)

Assets

Current assets
Cash and cash equivalents	$1,419	$1,086
Short term investments	-	519
Trade receivables	1,157	741
Other receivables	443	337
Inventories	2,310	1,994

	5,329	4,677

Severance pay fund	566	559
Property and equipment, net	242	232
Other assets	55	57

Total assets	$6,192	$5,525

Liabilities and shareholder's equity

Current liabilities
Trade payables	1,522	1,008
Other payables and accrued liabilities	504	522

Total current liabilities	2,026	1,530

Liability for severance pay	976	957

Total liabilities	3,002	2,487

Shareholders' Equity
Share capital and additional paid in
capital	5,654	5,652
Treasury stock	(38)	(38)
Retained earnings (deficit)	(2,426)	(2,576)

	3,190	3,038

Total liabilities and shareholders equity	$6,192	$5,525